EARLY WARNING NEWS RELEASE

(Montréal, May 30, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that it has subscribed for and received from Minera Alamos Inc. (TSXV:MAI) ("Minera Alamos") 22,045,000 common shares at a price of $0.15 per share (the "Shares"), in connection with the closing by Minera Alamos of a private placement transaction (the "Private Placement").

Immediately prior to the closing of the Private Placement, Osisko did not have beneficial ownership of, or control and direction over, any common shares of Minera Alamos. Immediately following the closing of the Private Placement, Osisko owns beneficial ownership of, or control and direction over 22,045,000 common shares of Minera Alamos, representing approximately 19.9% of Minera Alamos’ issued and outstanding common shares. Osisko does not own any other securities of Minera Alamos.

Osisko acquired the Shares described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of Minera Alamos in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Minera Alamos and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Private Placement described above will be available on SEDAR under Minera Alamos’ profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty and stream company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and streams, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0% to 3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar Mine (Canada). It maintains a strong financial position and has distributed $35.1 million in dividends to its shareholders during the past ten consecutive quarters.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com